UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2015.

Commission File Number 001-36142

Avianca Holdings S.A.

(Translation of registrant’s name into English)

Aquilino de la Guardia Calle No. 8, Panama City,

Republic of Panama

(+507) 205-600

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

AVIANCA HOLDINGS S.A.

Bogotá, March 24, 2015

In February 2015

AVIANCA HOLDINGS AND ITS SUBSIDIARIES CARRIED MORE THAN 2.0 MILLION PASSENGERS

In February 2015, Avianca Holdings and its subsidiaries carried 2,049,954 passengers, a 7.4% increase over the same period in 2014

In February, the subsidiary companies of Avianca Holdings S.A. (NYSE: AVH) (BVC: PFAVH)(*) transported 2,049,954 passengers, up 7.4% compared to February 2014. Capacity, measured in ASKs (available seat kilometers), increased 6.8%, while passenger traffic, measured in RPKs (revenue passenger kilometers), increased 7.6%. The load factor for the month was 77.9%.

Domestic markets in Colombia, Peru and Ecuador

In February, the subsidiary airlines of Avianca Holdings transported within these markets a total of 1,241,426 travelers, up 9.6% compared to February 2014. Capacity (ASKs) increased 15.4%, while passenger traffic (RPKs) increased 9.5%. As a result, the load factor for the month was 73.6%.

International markets

In February, the affiliated airlines of Avianca Holdings transported 808,528 passengers on international routes, up 4.1% compared to February 2014. Capacity (ASKs) increased 4.6%, while passenger traffic (RPKs) increased 7.0%. The load factor for the month was 79.1%.

Operational Statistics	Feb-15	Feb-14	Δ YOY		YTD 2015	YTD 2014	Δ YOY
Avianca Holdings (Consolidated)
PAX (K)[1]	2,050	1,909	7.4%		4,411	4,076	8.2%
ASK (mm)[2]	3,243	3,035	6.8%		6,923	6,467	7.0%
RPK (mm)[3]	2,525	2,347	7.6%		5,540	5,134	7.9%
Load Factor[4]	77.9%	77.3%	0.6	pp	80.0%	79.4%	0.6	pp

Domestic Market
PAX (K)[1]	1,241	1,132	9.6%		2,644	2,370	11.6%
ASK (mm)[2]	742	644	15.4%		1,555	1,353	14.9%
RPK (mm)[3]	547	499	9.5%		1,165	1,048	11.2%
Load Factor[4]	73.6%	77.6%	-4.0	pp	74.9%	77.4%	-2.5	pp

International Market
PAX (K)[1]	809	777	4.1%		1,767	1,706	3.6%
ASK (mm)[2]	2,501	2,392	4.6%		5,368	5,114	5.0%
RPK (mm)[3]	1,978	1,848	7.0%		4,375	4,086	7.1%
Load Factor[4]	79.1%	77.3%	1.8	pp	81.5%	79.9%	1.6	pp

[1]	Pax: Passengers carried
[2]	ASKs: Available Seat Kilometers
[3]	RPKs: Revenue Passenger Kilometers
[4]	Load Factor:Represents utilized seating capacity

The terms “Avianca Holdings” or “the Company” refer to the consolidated entity

The original source-language text of this announcement is the official, authoritative version. Translations are provided as an accommodation only, and should be cross-referenced with the source-language text, which is the only version of the text intended to have legal effect.

*	About Avianca Holdings S.A. Avianca Holdings S.A. (NYSE: AVH) (BVC:PFAVH) comprises the airlines: Aerovías del Continente Americano S.A. Avianca (Avianca),Tampa Cargo SA, incorporated in Colombia, Aerolineas Galapagos SA Aerogal, incorporated in Ecuador, and the TACA Group companies: TACA International Airlines SA, incorporated in El Salvador, Lineas Aereas Costarricenses SA, LACSA, incorporated in Costa Rica, Transamérican Airlines SA TACA Perú, incorporated in Perú, Servicios Aéreos Nacionales SA, SANSA, incorporated in Costa Rica, Aerotaxis La Costeña SA, incorporated in Nicaragua and Isleña de Inversiones SA de CV ISLEÑA, incorporated in Honduras.

Investor Relations Officer

Andres Felipe Ruiz

+571 587 77 00

ir@avianca.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 24, 2015

AVIANCA HOLDINGS S.A.

By:	/s/ Elisa Murgas
Name:	Elisa Murgas
Title:	General Secretary, Vice-President of Legal Affairs